UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Sea Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

81141R 100**

(CUSIP Number)

Forrest Xiaodong Li

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

+65 6270-8100

Copy to:

Yanjun Wang, Esq.

Sea Limited

1 Fusionopolis Place, #17-10, Galaxis

Singapore 138522

+65 6270-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s American depositary share, each representing one Class A ordinary share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 81141R 100

(1)	NAME OF REPORTING PERSONS Forrest Xiaodong Li (“Mr. Li”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 96,675,135 Shares
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 58,776,624 Shares
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,675,135 Shares(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%(2)
(14)	TYPE OF REPORTING PERSON* IN

(1)	Mr. Li is deemed to beneficially own 51,147,342 Class A ordinary shares of par value US$0.0005 per share (“Class A Ordinary Shares”) and 45,527,793 Class B ordinary shares of par value US$0.0005 per share (“Class B Ordinary Shares”). Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to as “Shares.” Each Class B Ordinary Share is convertible into one Class A Ordinary Share, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares.

(2)	As a percentage of 557,737,960 total issued and outstanding Shares of the Issuer as of February 14, 2022, including 512,210,167 Class A Ordinary Shares and 45,527,793 Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to 15 votes per share. Accordingly, and based on the foregoing, the Shares beneficially owned by Mr. Li represent approximately 59.8% of the aggregate voting power of the total issued and outstanding Shares of the Issuer.

CUSIP NO.: 81141R 100

(1)	NAME OF REPORTING PERSONS Blue Dolphins Venture Inc (“Blue Dolphins”)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 45,527,793 Shares
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 45,527,793 Shares
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,527,793 Shares(3)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%(4)
(14)	TYPE OF REPORTING PERSON* CO

(3)    Represents 45,527,793 Class B Ordinary Shares held by the Reporting Person.

(4)    As a percentage of 557,737,960 total issued and outstanding Shares of the Issuer as of February 14, 2022.

Introductory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 3, 2017, as amended by Amendment No. 1 filed on March 14, 2019, Amendment No. 2 filed on March 15, 2020, Amendment No. 3 filed on March 10, 2021, and Amendment No. 4 filed on January 3, 2022 (the “Original Schedule 13D” and, together with this Amendment No. 5, this “Schedule 13D”), and is being filed on behalf of Mr. Li and Blue Dolphins in respect of the Class A ordinary shares, par value US$0.0005 per share (the “Class A Ordinary Shares”), and Class B ordinary shares, par value US$0.0005 per share (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Shares”), of Sea Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Issuer”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 5 but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby deleted in its entirety and substituted with the following:

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the Class B Ordinary Shares over which they have sole dispositive power prior to the Issuer’s initial public offering, which acquisition was financed by the personal funds of Mr. Li. These shares were acquired for investment purposes.

Mr. Li acquired the Class A Ordinary Shares over which he has sole dispositive power through the exercise of options or vesting of restricted share units granted under the 2009 share incentive plan of the Issuer. The option exercise price was financed by the personal funds of Mr. Li. The other Shares covered by this Schedule 13D are deemed beneficially owned by Mr. Li due to irrevocable voting proxies granted by various shareholders to Mr. Li.

At the annual general meeting of shareholders of the Company held on February 14, 2022 in Singapore (the “AGM”), the Company’s shareholders approved as a special resolution that the Company’s Eighth Amended and Restated Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Company’s Ninth Amended and Restated Memorandum and Articles of Association to increase the voting power of each Class B Ordinary Share from three (3) votes to fifteen (15) votes on all matters subject to vote at general meetings of the Company and to reflect other relevant changes (the “Special Resolution”).

Immediately upon the Special Resolution being approved by the shareholders at the AGM, each of Tencent Holdings Ltd. and its affiliates (“Tencent”) converted all the Class B Ordinary Shares held or beneficially owned by it to Class A Ordinary Shares. Upon effectiveness of such conversion by Tencent, all outstanding Class B Ordinary Shares are currently beneficially owned by Mr. Li, the Issuer’s founder, Chairman and CEO. At the same time, the Irrevocable Proxy between Tencent and Mr. Li dated September 1, 2017 was also terminated.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The below table sets forth Mr. Li and Blue Dolphins’ beneficial ownership as of February 14, 2022, the latest practicable date for determining their beneficial ownership:

				Number of shares as to which such person has:
Name of Reporting Person	Amount Beneficially Owned	Percent of Class		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Mr. Li	96,675,135 Shares(1)	16.4	%(2)	96,675,135 Shares	0	58,776,624 Shares	0
Blue Dolphins	45,527,793 Shares(3)	8.2	%(2)	45,527,793 Shares	0	45,527,793 Shares	0

(1)	The amount beneficially owned by Mr. Li includes (i) 45,527,793 Class B Ordinary Shares held by Blue Dolphins, (ii) 648,831 Class A Ordinary Shares beneficially owned by Mr. Li (including through an entity solely owned and controlled by Mr. Li), (iii) 12,600,000 Class A Ordinary Shares issuable upon exercise of options held by Mr. Li within 60 days from February 14, 2022, and (iv) an aggregate of 37,898,511 Class A Ordinary Shares over which Mr. Li has received irrevocable voting proxies from the respective owners of such shares (namely, certain directors and employees of the Issuer, certain affiliates of employees of the Issuer, Garena ESOP Program (PTC) Limited and a family member of Mr. Li), including 19,532,365 Class A Ordinary Shares issuable upon exercise of options within 60 days from February 14, 2022 and 242,097 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from February 14, 2022.

(2)	As a percentage of 557,737,960 total issued and outstanding Shares of the Issuer as of February 14, 2022, including 512,210,167 Class A Ordinary Shares and 45,527,793 Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to 15 votes per share. Accordingly, and based on the foregoing, the Shares beneficially owned by Mr. Li represent approximately 59.8% of the aggregate voting power of the total issued and outstanding Shares of the Issuer.

(3)	Represents 45,527,793 Class B Ordinary Shares held by Blue Dolphins.

Changes in the Reporting Persons’ beneficial ownership during the 60-day period prior to February 14, 2022 (the date of event of this Amendment No. 5) included:

(i)	sale of 20,000 ADSs beneficially owned by an entity solely owned and controlled by Mr. Li at an average price of US$220.1 per share in open market transactions pursuant to the Plan on December 21, 2021;

(ii)	vesting of 135 restricted share units granted to Mr. Li under the 2009 share incentive plan of the Issuer on January 31, 2022; and

(iii)	changes in the number of Class A Ordinary Shares subject to the irrevocable voting proxies granted by certain directors and employees of the Issuer, certain affiliates of employees, Garena ESOP Program (PTC) Limited and a family member of Mr. Li.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated March 23, 2020, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 from the Reporting Persons’ Schedule 13D Amendment No. 2 filed with the SEC on March 23, 2020)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2022

Forrest Xiaodong Li	/s/ Forrest Xiaodong Li

Blue Dolphins Venture Inc	By:	/s/ Forrest Xiaodong Li
	Name:	Forrest Xiaodong Li
	Title:	Director

[Signature Page to Schedule 13D/A]